DIRECTORS RESOLUTIONS
OF
WINDOW ROCK CAPITAL CORPORATION
formerly New Morning Corporation
(the "Company")

WHEREAS:
A.  Jack Guo has resigned as the Chairman and CEO of the Company.

RESOLVED THAT:
1.  The resignation of Jack Guo as Chairman and CEO be accepted.
2. Charles R. Shirley who has consented to act as an officer, be appointed as Chairman and CEO of the Company.

Effective date:  May 27, 2005

/s/ Jack Guo, Director
/s/ Steven Fung, Director
/s/ Charles R. Shirley, Director